GENERAL FINANCE CORPORATION

Investor Presentation | Through Second Quarter Ended December 31, 2012



General FINANCE
C O R P O R A T I O N

NASDAQ: GFN

Forward-Looking Statements

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those contained in filings with the U.S. Securities and Exchange Commission.

GeneralFINANCE
C O R P O R A T I O N

General Finance at a Glance

- The parent company of businesses in the mobile storage, modular space and liquid containment industries (portable services)

- Management's seasoned expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for its subsidiaries

- Ownership in leading providers of mobile storage and modular space businesses operating in highly fragmented markets
  - Over 50% ownership of Royal Wolf Holdings Ltd.
  - 100% ownership of Pac-Van, Inc.

- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks

- TTM (12/31/12) consolidated revenue of $228.1 million; consolidated adjusted EBITDA of $51.2 million









GFN: Reasons to Invest

- Seasoned, global expertise in portable services industry at holding company level
- Strong Royal Wolf performance and unmatched competitive leadership
- Three-pronged growth strategy driving improved Pac-Van results
- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class
- Financial flexibility and sound prospects for growth and improved performance
- Current valuation offers attractive entry point with clear and compelling upside opportunity

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C O R P O R A T I O N

GFN Management: Seasoned, Global Expertise

Ronald F. Valenta President and CEO	Founder, president and CEO of Mobile Services Group, Inc.; director of the National Portable Storage Association; SVP of Public Storage, Inc.; Arthur Andersen & Co.
Charles E. Barrantes Executive VP and CFO	VP and CFO of Royce Medical Company; CFO of Earl Scheib, Inc.; 30+ years of experience in accounting and finance including >10 years with Arthur Andersen & Co.
Jeffrey A. Kluckman Executive VP, Business Development	15+ year background in business development for rental services, including mobile storage, modular space, equipment rental; VP of M&A for Mobile Mini, Inc. (NASDAQ: MINI); similar positions with Mobile Storage Group, Inc. (acquired by Mobile Mini in 2008), RSC Equipment Rental, Inc. (NYSE: RRR)
Christopher A. Wilson VP, General Counsel and Secretary	General counsel and assistant secretary of Mobile Services Group, Inc.; corporate law at Paul, Hastings, Janofsky & Walker LLP; J.D. from Loyola Law School and BA from Duke University

- **>50 collective years of expertise in the rental services industry, including portable services**
- **M&A activity (at GFN and subsidiaries) draws on Mr. Valenta's successful completion and integration of 100+ acquisitions in past 15 years , Mr. Kluckman's 110+ transactions**

GeneralFINANCE
CORPORATION

Royal Wolf Holdings at a Glance

Customer Segments
YTD FY 2013



- Manufacturing 8%
- Other 15%
- Building & Construction 18%
- Consumer 18%
- Resources 15%
- Retail 8%
- Moving & Transportation 18%

Sells and leases container solutions in 3 key product areas

- Portable storage
- Portable buildings
- Freight

20,000 customers across 19 industries

Trades publicly on the ASX under the symbol "RWH"

TTM (12/31/12) revenues of US$147.3 million

TTM adjusted EBITDA of US$41.1 million






Royal Wolf's Leadership

Experienced and committed senior management supported by Board of Directors with combined over 140 years of relevant experience

Robert Allan
Chief Executive Officer

30+ years experience in Australia's container leasing and logistics industry; as Royal Wolf CEO, has implemented portable buildings product line, introduced 50 new products and doubled size of distribution network; Group General Manager of IPS Logistics Pty Ltd; Regional Director of Triton International

Greg Baker
Chief Financial Officer

20+ years experience in senior accounting and finance; as Royal Wolf CFO, has overseen successful implementation of enhanced financial reporting systems and optimized reporting and compliance discipline; senior finance roles at Westpac Banking Corporation and Fujitsu Australia

3 additional senior executives

Average 14+ years experience in equipment leasing industry

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C O R P O R A T I O N

Royal Wolf's Fleet and Network

Largest lease fleet in Australia and New Zealand



(in units)

	FY08	FY09	FY10	FY11	FY12	2QFY13
Total	28,603	28,227	26,927	30,170	36,497	39,226
Freight	8,328	8,020	6,309	7,504	9,348	10,246
Portable Buildings	1,490	1,758	2,037	2,227	3,294	3,687
Portable Storage	18,785	18,449	18,581	20,439	23,855	25,293

■ Portable Storage ■ Portable Buildings ■ Freight



Integrated business model (procurement, modification, design and delivery) capitalizes on strategically located customer service centers and specialized national accounts management team

Royal Wolf's Competitive Advantages

- Largest branch network and fleet throughout Australia and New Zealand with a leading market share in excess of 35%

- Relatively new fleet, with over 50% built in the last seven years

- 94 unique container products offered across 3 product areas

- Diversified blue chip customer base across 19 industries

- National accounts capabilities to service large multi-region customers

- In house design and engineering capabilities to meet customer requirements

GeneralFINANCE CORPORATION

Royal Wolf's Growth and Expansion Profile

Over Past 5 Years

- Lease fleet growth of 18% per year
- 12 acquisitions completed
- 11 new product lines introduced

Key Financial Drivers

- Increasing revenue associated with the resources end market
- Organic and acquisitive fleet expansion
- Continued margin expansion due to increasing leasing opportunities, further shift toward higher margin products

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Royal Wolf Financial Summary



- EBITDA CAGR of 32% (FY2006 to FY2012)

- Margin expansion to 27.0% from 10.5% (FY2006 to FY2012)

- Margin expansion the result of higher percentage of leasing and higher margin products

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CORPORATION

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

Pac-Van at a Glance

Customer Segments
(YTD FY 2013)



- Other 3%
- Retail 5%
- Govt. 4%
- Education 3%
- Services 8%
- Commercial 16%
- Construction 36%
- Industrial 13%
- Mining & Energy 12%

- Leases and sells portable storage, liquid storage tank and office containers; mobile offices; modular buildings; ancillary products and related services throughout the U.S. and Canada.

- TTM (12/31/12) revenues of $73.0 million

- TTM adjusted EBITDA of $13.2 million






Pac-Van Management

Combined 85+ years of relevant experience

Ted Mourouzis President and COO	15+ years with Pac-Van, 14 as COO; past experience includes management consulting for Deloitte & Touche and controller for a 3M joint venture; MBA from The Wharton School of the University of Pennsylvania and BA from Stanford University
Jim Dunmyer VP, Finance	15+ years experience in accounting and financial management including 3 years in public accounting with Deloitte & Touche; MBA from Wright State University and BA from DePauw University ; CPA
5 additional senior executives	12+ years average tenure with Pac-Van

GeneralFINANCE
C O R P O R A T I O N

Pac-Van's Network and Fleet

- 28 branches in 18 states in the U.S. and 1 province in Canada
- Highly fragmented portable storage container market in U.S. and Canada


Edmonton, Alberta, Canada
Salt Lake City
Bakersfield
Las Vegas
LA-Chino
Phoenix
Denver
Kansas City
St. Louis
Chicago
Louisville
Memphis
Nashville
Dallas
Pittsburgh
Trenton
Charleston
Charlotte
Atlanta
Jacksonville
Orlando
INDIANA:
Elkhart
Indianapolis
OHIO:
Cincinnati
Cleveland
Columbus
Toledo

Distribution by Quantity

(At December 31, 2012)


Tank containers 2%
Mobile offices 34%
Office containers 10%
Modular buildings 7%
Portable storage containers 47%

Distribution by Gross Book Value

(At December 31, 2012)


Tank containers 7%
Mobile offices 39%
Office containers 11%
Portable storage containers 14%
Modular buildings 29%

GeneralFINANCE CORPORATION

Pac-Van Financial Summary



Pac-Van's post recession performance continuing to improve

- FY 2012 Adjusted EBITDA is up 14% from the FY 2011 trough
- Leasing revenues have been higher on a year over year basis for the last nine quarters
- Quarterly average number of new leases and average index (mix adjusted) pricing have each increased on a year over year basis for ten consecutive quarters

GeneralFINANCE CORPORATION

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

Pac-Van's Strategic Initiatives

Increase market penetration in portable storage, liquid tank and office containers by making incremental investments in container fleet to leverage attractive returns of this asset class



Pursue selective, accretive acquisitions that will enhance or expand branch network and geographic footprint, help diversify business away from the construction sector



Focus on penetrating new and existing sectors that are experiencing strong demand

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C O R P O R A T I O N

Southern Frac LLC at a Glance

- A portable liquid storage tank container manufacturer based in Texas

- 90% interest; stand-alone subsidiary of GFN

- Accretive acquisition, attractive economics

- Steady flow of supply and ongoing source of leasing referrals for Pac-Van

- Provider for new and existing end markets
  - Chemical and Industrial
  - Environmental remediation
  - Oil & Gas exploration
  - Wastewater treatment
  - Waste management

- 2QFY13 Highlights
  - Sales to external customers of $7.7 million
  - Adjusted EBITDA of $0.4 million, reduced by one-time costs of $0.3 million.





Capital Structure as of 12/31/12

	GFN	Royal Wolf	Pac-Van	Southern Frac
Consolidated cash	• $5.6 million			
Debt	• $1.0 million other debt	• $111.0 million outstanding on $128.9 million Senior Credit Facility[1] • $0.2 million other debt	• $92.7 million outstanding on $110.0 million Senior Credit Facility[2] • $ 0.6 million other debt	• $2.5 million outstanding on $12.0 million Senior Credit Facility • $1.3 million mortgage • $1.6 million Seller note
Common equity	• 22.0 million shares outstanding	• 100.4 million shares outstanding • 50.2 million shares owned by General Finance	• 100.0% owned by General Finance	• 90.0% owned by General Finance
Warrants	• Equivalent of 2.1 million shares at exercise price of $4.00 per share			
Convertible preferred stock	• $0.8 million			
Cumulative preferred stock	• $1.4 million			

[1] *Royal Wolf figures are translated into U.S. Dollars based on 1.037 AUD/USD as of 12/31/12*
[2] *Pac-Van's credit facility, subject to certain conditions, could be increased by $10 million.*

General FINANCE
C O R P O R A T I O N

Capital Investment Strategy

EXPERIENCE Demonstrated track record of implementing operational changes and cost controls combined with acquisitions

OPPORTUNITIES Grow subsidiaries' lease fleets

Pursue accretive acquisitions of container businesses

STRATEGY Acquire and operate businesses primarily in mobile storage, modular space and liquid containment industries (portable services)

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C O R P O R A T I O N

Consolidated Financial Summary

Financial highlights (2Q fiscal year 2013 versus 2Q fiscal year 2012):

- Increased leasing revenues by 24% to $31.3 million
- Increased adjusted EBITDA by 40% to $14.4 million
- Net income attributable to common shareholders was $1.7 million, or $0.08 per share
- Total unit lease fleet utilization was 84% at quarter end



Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment

GFN Valuation Analysis

NASDAQ: GFN

Recent share price	$5.12
Value	Derived by combining value of operating subsidiaries and value of holding company structure
Royal Wolf ownership	GFN's ownership interest in Royal Wolf is worth approximately $154 million or $6.99 per issued and outstanding share of GFN
GFN market capitalization	$113 million
Discount	US investors applying a substantial negative value to GFN's ownership in North American subsidiaries

Significant value discount applied when calculating value utilizing "sum of the parts" valuation

GeneralFINANCE
C O R P O R A T I O N

Key Investment Considerations

- Seasoned and proven expertise in portable services industry
- Disciplined growth strategies, operational guidance, effective capital allocation and capital markets support
- Both Royal Wolf and Pac-Van positioned for long-term growth and increased profitability
- Southern Frac acquisition represents attractive opportunity
- Dramatically improved financial and operating flexibility at subsidiary levels
  - Operational strategies driving growth for existing businesses
  - Capital allocation strategies driving accretive acquisitive expansion
- Investment activity focused on the attractive container asset class

GeneralFINANCE
C O R P O R A T I O N

Contacts

Charles E. Barrantes
Chief Financial Officer
General Finance Corporation
+1 626.584.9722 x1007



Larry Clark, CFA
Senior Vice President
Financial Profiles, Inc.
+1 310.478.2700 x29
lclark@finprofiles.com



GeneralFINANCE
CORPORATION